I, Joshua Leavitt, certify that:

(1) the financial statements of Puro Trader, Inc included in this Form are true and complete in all material respects; and

(2) the tax return information of Puro Trader, Inc included in this Form reflects accurately the information reported on the tax return for Puro Trader, Inc filed for the fiscal year ended 2018.

[Signature]



Joshua Leavitt
CFO

February 7, 2020

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.